THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq., MBA*	The Galleria
Philip Magri, Esq.+	2 Bridge Avenue
Joseph M. Patricola, Esq.*+#	Red Bank, New Jersey 07701
(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

VIA EDGAR CORRESPONDENCE

December 22, 2008

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn:	Russell Mancuso, Branch Chief
Geoffrey Kruczek, Staff Attorney

RE:	BAETA Corp.
Registration Statement on Form S-1
Filed October 14, 2008
File No.: 333-154243

Dear Mr. Mancuso and Mr. Kruczek:

Below please find our responses to the Commission’s first comments in its letter dated November 6, 2008 (the “Comment Letter”), regarding the above-captioned Registration Statement filed by our client BAETA Corp., a New Jersey corporation (the “Company”). Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

The Sourlis Law Firm
/s/ Virginia K. Sourlis, Esq.
Virginia K. Sourlis, Esq.

Prospectus Cover

1.	Please tell us what you mean by “other…quotation system.”

Response:

Per SEC Comment #1, the Company intends to apply to have its common stock quoted on the Over-the-Counter Bulletin Board as well as the Pink Sheets.

Capitalization, page 7

2.
Please clarify whether your reference to your preferred stock having the “rights to 80 percent equivalent common shareholder votes” means (1) each preferred share has 0.8 votes for each 1.0 vote that a common shareholder has or (2) the preferred shareholders control 80% of all votes that can be cast on any matter submitted to shareholders. If the latter, please highlight in your prospectus summary that the provision effectively eliminates the voting rights of the offered common shares, and add a separate risk factor that explains the associated risk, we note that your current risk factor on page 12 merely addresses an anti-takeover effect and does not address issues like control of decisions regarding major acquisitions, sale of all of your assets and election of directors.

 Response:

Per SEC Comment #2, the registration statement has been amended to clarify the voting rights of the Series A Preferred Stock. The Series A Preferred shareholders control 80% of all votes that can be cast on any matter submitted to shareholders. The risk factor has been revised to clarify the Commission’s concerns, and the following language has been added to clarify the rights of the Series A stockholders:

“The outstanding shares of Series A Preferred Stock shall vote together with the shares of Common Stock of the Corporation as a single class and, regardless of the number of shares of Series A Preferred Stock outstanding and as long as at least one of such shares of Series A Preferred Stock is outstanding, shall represent eighty percent (80%) of all votes entitled to be voted at any annual or special meeting of shareholders of the Corporation or action by written consent of shareholders. Each outstanding share of the Series A Preferred Stock shall represent its proportionate share of the 80% which is allocated to the outstanding shares of Series A Preferred Stock.”

Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

The failure to comply with internal control evaluation…page 13

3.
Given that your financial statements indicate your fiscal year ends on December 31, please clarify your reference here to a March 31 fiscal-year end. Also tell us, with a view toward clarified disclosure, how you became required to comply with the law you cite before this registration statement was filed.

Response:

Per SEC Comment #3, this risk factor has been revised. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

MyHealthID Medical Records System, page 18

4.
It appears from exhibit 10.1 that you and Extranome were each controlled by Dr. Gak at the time of your transaction with Extranome. If that is correct please revise your disclosure here to highlight this fact for potential investors. Also ensure that your revised disclosure describes the information required by Item 404 of Regulation S-K with respect to this transaction.

Response:

Per SEC Comment #4, the appropriate disclosures have been added to the prospectus. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

Employees, page 23

5.	Please reconcile your disclosure here and on pages 10 and 30 regarding the number of your officers and directors.

Response:

Per SEC Comment #5, the Company currently has one officer and director, Dr. Alexander Gak, the Company’s President, CEO and Chairman. The appropriate revisions have been made to the registration statement. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

6.	We note your disclosure regarding individuals on whom you rely to operate your business. Please provide all disclosure required by Regulation S-K, Item 401(c) for each of these individuals.

Response:

Per SEC Comment #6, the appropriate disclosures were added to the registration statement in accordance with Regulation S-K, Item 401(c) for two key consultants upon which the Company intends to rely. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

Selling Stockholders, page 24

7.
We note that this registration statement covers the resale of a large amount of common shares that are being offered by an individual who appears to be you promoter and who acquired those shares from your controlling stockholder. Generally, we view resale transactions by such parties of this amount as an offering “by or on behalf of the issuer” for purposes of Rule 415(a)(4) of Regulation C. Under that rule, equity securities offered by or on behalf of this registrant cannot be sold “at the market” price unless the offering satisfies the requirements set forth in the rule. Your offering does not appear to meet those requirements. Therefore, please revise your registration statement to disclose the fixed price at which Mr. Amato will offer his shares for the duration of the offering and to identify Mr. Amato as an underwriter.

Response:

Per SEC Comment #7, please note that the consulting agreement entered into between the Company and Ventana Capital Partners and its President, Ralph Amato, has been rescinded pursuant to a Settlement and Mutual Release Agreement. The relationship between the Company and Ventana and Mr. Amato has been terminated in all capacities.

Please be advised that the 2,000,000 shares of common stock Mr. Amato had previously received have been returned to Dr. Gak. All reference throughout the registration statement of the relationship between Ventana and Mr. Amato with the Company has been removed accordingly.

8.
Please ensure that your document provides consistent and accurate disclosure regarding the number of common and preferred shares you have outstanding. For example, we note your disclosures on pages 27, 32 and the eighth paragraph on page 7 refer to a different number of common shares outstanding than is disclosed on pages F-12 and F-19, the sixth paragraph on page 7 and page 45 regarding the total number of securities you have issued. We also note that your disclosures on pages 12, 15 and 32 refer to a different number of preferred shares issued and outstanding than is disclosed on pages F-12 and F-19 and 45 regarding the total number of securities you have issued. Please revise, as appropriate.

Response:

Per SEC Comment #8, the registration statement has been revised throughout to provide for consistency in the amount of capital stock currently issued and outstanding.

9.	Please describe in this section the transactions in which the selling stockholders acquired the offered shares. Include the date of the transaction and the amount of consideration received.

Response:

Per SEC Comment #9, this section has been revised to describe the transaction in which the selling shareholders acquired their respective holdings in the Company’s common stock. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

Company Relationships with Selling Stockholders

10.
It appears from your disclosures on pages F-10 and F-18 and in exhibit 3.1 that Dr. Gak acquired at your formation all 1,000 shares that you were authorized to issue. We also note you disclosure on page 14 and in exhibit 3.1.1 that you increased the number of authorized common shares from 1,000 to 100 million and implemented a 20,000 –for-one forward split of your common shares on May 31, 2008. Given the timing of these transactions, please tell us, with a view toward clarified disclosure, how Dr. Gak had 2 million authorized and issued common shares on March 1, 2008 to sell to Mr. Amato.

Response:

Per SEC Comment #10, please note that the consulting agreement entered into between the Company and Ventana Capital Partners and its President, Ralph Amato, has been rescinded pursuant to a Settlement and Mutual Release Agreement. The relationship between the Company and Ventana and Mr. Amato has been terminated in all capacities.

Please be advised that the 2,000,000 shares of common stock Mr. Amato had previously received have been returned to Dr. Gak. All reference throughout the registration statement of the relationship between Ventana and Mr. Amato with the Company has been removed accordingly.

11.	Please file as exhibits the consulting agreements with Ventana Capital and Rogers Consulting.

Response:

Per SEC Comment #11, the consulting agreement, and amendment thereto, with Rogers Consulting have been filed as exhibits 10.2 and 10.3 respectively.

12.
We note your disclosure on page 28 that the offered shares are “due to” Mr. Rogers. We also note that the consulting services under the agreements mentioned on pages 27 and 28 have not yet been provided. Generally, it is inconsistent with Section 5 of the Securities Act to register shares for resale before the related private transaction is complete. Please provide us with your analysis of how the private transaction was complete at the time you file this registration statement.

Response:

Per SEC Comment #12, the disclosure referred to in this comment was revised for accuracy. On May, 15, 2008, the Company entered into Consulting Agreement with Douglas A. Rogers. For his services, Mr. Rogers has received cash compensation in the amount of $32,000, as well as 152,000 shares of the Company’s common stock (issuance date July 17, 2008).

13.
We note your disclosure on page 28 that “other than the foregoing, none of the Selling Stockholders is an affiliate of a broker-dealer.” Given the context, this suggests that Mr. Rogers and Mr. Amato are affiliates of broker-dealers. Please reconcile this disclosure with your disclosure on the cover page that no selling stockholder is an affiliate or a broker-dealer.

Response:

Per SEC Comment #13, we reiterate that none of the Selling Stockholders, including Mr. Rogers is an affiliate of a broker-dealer. The disclosure in this section has been revised for accuracy and to correct the context of the statement.

14.
We note the disclosure regarding the lack of material relationships between you and the selling stockholders and that no selling stockholder has served as your officer or director. However, it appears from your website that Mr. Rogers serves as your interim chief financial officer and that Dr. Bekker serves as your chief scientific officer. Please tell us, with a view toward disclosure, why you have no described these relationships in your document.

Response:

Per SEC Comment #14, please note that the information conveyed on the website was inaccurate and has since been corrected. The Company has never had any Officers or Directors other than Dr. Gak. Mr. Rogers and Dr. Bekker’s respective relationships with the Company are currently, and have always been, in the capacities of consultants.

Directors, Executors Officers, Promoters and Control Persons, page 30

15.
We note that only Dr. Gak may be deemed your “promoter.” Given the nature of the activities and services that Mr. Amato was engaged to provide, as disclosed on page 16 and 27, please tell us how you concluded that he is not your promoter. Cite all authority in which you rely.

Response:

Per SEC Comment #15, please note that the consulting agreement entered into between the Company and Ventana Capital Partners and its President, Ralph Amato, has been rescinded pursuant to a Settlement and Mutual Release Agreement. The relationship between the Company and Ventana and Mr. Amato has been terminated in all capacities.

Please be advised that the 2,000,000 shares of common stock Mr. Amato had previously received have been returned to Dr. Gak. All reference throughout the registration statement of the relationship between Ventana and Mr. Amato with the Company has been removed accordingly.

Certain Relationships and Related Transactions, page 42

16.
We note your reference in the first paragraph to disclosure for your “last fiscal year.” Please provide the disclosure required by Regulation S-K Item 404 for the entire period addressed in instruction 2 to Item 404(d).

Response:

Per SEC Comment #16, the disclosures in this section have been revised to cover the period going back as far as our inception on August 14, 2007.

17.	Please tell us why you have not provided the disclosure required by Item 404 of Regulation S-K with respect to:
•
the 1,000 shares issued to your “founder” at your formation, as noted on pages F-10 and F-18. Also, please reconcile your disclosures on pages F-10 and F-18 regarding the amount of consideration paid to you by the “founder”;

•	the issuance of 100 preferred shares to Dr. Gak noted on page 15; and
•	the transaction related to the shares that are currently beneficially owned by Dr. Gak’s spouse, as noted on page 32.

Response:

Per SEC Comment #17, the above-mentioned disclosures have been added to this section accordingly.

18.
We note the reliance on Section 4(1) of the Securities Act for the transfer of shares from Dr. Gak to Mr. Amato. Please demonstrate to us that this transaction satisfies all criteria applicable to that exemption from registration. Cite all authority on which you rely.

Response:

Per SEC Comment #18, please note that the consulting agreement entered into between the Company and Ventana Capital Partners and its President, Ralph Amato, has been rescinded pursuant to a Settlement and Mutual Release Agreement. The relationship between the Company and Ventana and Mr. Amato has been terminated in all capacities.

Please be advised that the 2,000,000 shares of common stock Mr. Amato had previously received have been returned to Dr. Gak. All reference throughout the registration statement of the relationship between Ventana and Mr. Amato with the Company has been removed accordingly.

Financial Information, page 43

19.
Because this registration statement relates to the initial public offering of your securities, you are no eligible to incorporate by reference into this document. Refer to General Instruction VII to Form S-1 and Rule 411 of Regulation C. Therefore, please revise to include your financial statements in the prospectus.

Response:

Per SEC Comment #19, the financial statements have been included in the prospectus.

Item 15, Recent Sales of Unregistered Securities, page 45

20.
It appears that your disclosure here does not describe all unregistered issuance by you since your formation in August 2007. For example, we note that you have not provided the information required by Item 701 of Regulation S-K with respect to the initial issuance to your founder, the issuance of preferred stock to Dr. Gak, and the transaction in which Dr. Gak’s spouse acquired your shares. In addition, the total number of shares that you have issued since formation, as disclosed here, is inconsistent with your disclosures throughout your document regarding the total number of shares that you have issued and are outstanding. Please revise, as appropriate.

Response:

Per SEC Comment #20, this Section has been revised and is now accurate in all regards with respect to the Commission’s comment.

Item 17, Undertakings, page 48

21.	Please provide all required undertakings using the form of undertakings currently required by Regulation S-K Item 512.

Response:

Per SEC Comment #21, this section has been revised pursuant to Regulation S-K, Item 512.

Signatures, page 50

22.	Please indicate below the second paragraph of text who signed in the capacity of principal accounting officer or controller.

Response:

Per SEC Comment #22, this section has been revised.